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PROSPECTUS SUPPLEMENT                           Filed pursuant to Rule 424(b)(3)
To Prospectus Dated November 14, 1997                 Registration No. 333-39187

                                1,500,000 Shares

                       BRIDGESTREET ACCOMMODATIONS, INC.

                                  Common Stock

     The following are excerpts from a press release issued by BridgeStreet Accommodations, Inc. (the "Company") on February 25, 1998, including the Company's results of operations for the year and three months ended December 31, 1997, as compared with the results for the prior comparable periods.


          BridgeStreet Accommodations, Inc. today announced net income of $231,000 or $0.03 per share for the fourth quarter ended December 31, 1997. The fourth quarter net income was up 26% over the comparable prior year period's results of $184,000, revenues increased 314% from $3.3 million to $13.8 million.

          For the year ended December 31, 1997, the company's net income adjusted for a non-recurring officers' stock compensation charge was $1,664,000 or $0.28 per share up 151% over the comparable prior year period's results of $664,000, revenues increased 309% from $12.4 million to $50.75 million.

          The 1996 periods only report the net income and revenues of Temporary Corporate Housing ("TCH"), the acquirer of the other BridgeStreet operating subsidiaries.

          Commenting on the quarter, William N. Hulett, III, President and Chief Executive Officer of the Company stated: "We completed our IPO at the end of September and immediately began investing the proceeds to expand and grow the Company. We opened a new market in Houston, TX, acquired solid operations in Dallas, TX and Phoenix, AZ adding in excess of $10 million in annual sales. Our central reservation system came on line facilitating cross-market referrals and sales. Operating results reflected the typical seasonal aspect of our business; our customers demand for lodging subsides as we contract our apartment inventory, however, we still experience higher than optimal vacancy rates. We continue to implement operational standards and reporting processes in all markets to improve profitability."

          Hulett went on to comment on 1998 acquisitions, "We have acquired since year end five additional companies, four in the United States comprising the following markets: Charlotte NC, Raleigh-Durham NC, Research Triangle Park NC, Winston Salem NC, Greensboro NC, Austin TX, Denver CO, Colorado Springs CO, Boulder CO and Fort Collins CO. We have expanded internationally to London, with the acquisition of London Life Apartments."

          The date of this Prospectus Supplement is February 27, 1998.



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                       BRIDGESTREET ACCOMMODATIONS, INC.
                     CONSOLIDATED STATEMENTS OF OPERATIONS
                      (In thousands, except share amounts)

                                                           Three Months Ended                Year Ended
                                                              December 31,                  December 31,
                                                        ------------------------      ------------------------

                                                          TCH       BridgeStreet        TCH       BridgeStreet
                                                          1996          1997            1996          1997
                                                        --------    ------------      --------    ------------
Revenues                                                $  3,346    $     13,836      $ 12,400    $     50,750

Operating Expenses:
   Cost of services                                        2,408          10,999         9,052          37,737
   Selling, general and administrative expense               680           2,542         2,327           9,887
   Officers' stock compensation expense (note 1)               -               -             -           1,210
   Goodwill amortization expense                               -             131             -             489
                                                        --------    ------------      --------    ------------
     Total operating expenses                              3,088          13,672        11,379          49,323
                                                        --------    ------------      --------    ------------

     Operating income                                        258             164         1,021           1,427

     Other income                                             68             266           155             398
                                                        --------    ------------      --------    ------------

Income before provision for income taxes                     326             430         1,176           1,825

Provision for income taxes (note 2)                          142             199           512           1,371
                                                        --------    ------------      --------    ------------

Net income                                              $    184    $        231      $    664    $        454
                                                        ========    ============      ========    ============

Basic net income per share before officers' stock
compensation expense                                                $          0.03               $          0.28
                                                                    ===============               ===============

Dilutive net income per share before officers'
stock compensation expense                                          $          0.03               $          0.28
                                                                    ===============               ===============

Basic net income per share                                          $          0.03               $          0.08
                                                                    ===============               ===============

Dilutive net income per share                                       $          0.03               $          0.08
                                                                    ===============               ===============

Weighted Average Shares Outstanding - Basic                            7,620,862                      5,904,484
Weighted Average Shares Outstanding - Dilutive                         7,741,522                      5,930,248

Note 1. Officers' stock compensation expense represents a non-recurring, non-cash compensation expense which was charged to operations, with an offsetting credit to paid in capital, in the first quarter of 1997. The charge represents the difference between the value of the stock issued and the amount paid by the officers.

Note 2. The income tax provision for the year ended December 31, 1997 does not give tax benefit for officers' stock compensation expense and goodwill expense as these are non-deductible expenses for income tax purposes.